

August 1, 2014

<u>Via E-mail</u>
Mr. Richard Poulton
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

> **Re: Allscripts Healthcare Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35547**

Dear Mr. Poulton:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>*Goodwill and Intangible Assets*</u>, page 47

1.   We note you disclose that the fair value of each of your revised reporting units exceeded its carrying value and no indicators of impairment were identified. However, it is not clear whether the fair value substantially exceeded the carrying value for each of your

reporting units. To the extent that your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us in your response and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units, please disclose this determination. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350. Please include a draft of your proposed revised disclosure in your response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 7. Debt

1.25% Cash Convertible Senior Notes due 2020, page 95

2.   We note your disclosure that the 1.25% Notes contain an embedded cash conversion option and that you have determined that this option is a derivative financial instrument that is required to be separated from the notes. Please provide us with the details of your analysis in determining that this conversion option should be accounted for separately as a derivative and refer to the specific accounting literature you relied on.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief